GLOBAL CREDIT PARTNERS, LLC

(A LIMITED LIABILITY COMPANY)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

ASSETS

Cash	$	208,693
Deposits with clearing organization		325,347
Commissions receivable		191,203
Prepaid expenses		29,917
Office furniture and equipment, net of accumulated depreciation of $125,433		20,733
Deposits		15,602
TOTAL ASSETS	$	791,495

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES		
Commissions payable	$	146,433
Accrued expenses		13,027
TOTAL LIABILITIES		159,460
MEMBERS' EQUITY		632,035
TOTAL LIABILITIES & MEMBERS' EQUITY	$	791,495

The accompanying notes are an integral part of these financial statements.